7/18

82- SUBMISSIONS FACING SHE

05013188

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Monex Beans Holdings, Inc.**

***CURRENT ADDRESS** **Pacific Century Place Marunouchi 19F**
1-11-1, Marunouchi, Chiyoda-ku
Tokyo, 100-6219, Japan

****FORMER NAME** ______________________ PROCESSED

****NEW ADDRESS** ______________________ DEC 12 2005

THOMSON FINANCIAL

FILE NO. **82-** 34933 **FISCAL YEAR 2005** 3-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
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OICF / BY: S. Min
DATE: 12/9/05

82-34933

3-31-05
AR/S

Annual Report 2005

MBH
Monex Beans Holdings, Inc.

Creating new value for a better future

The removal of blanket guarantee of deposits in April 2005 has accelerated the democratization of Japan's capital markets. In this environment, Monex Beans will continue to offer a wide range of products and services to support our customers' needs for asset management.

MBH
Monex Beans Holdings

Monex Beans Holdings, Inc., is the holding company that owns Monex Beans, Inc.
It has 8,800 million yen in capital and is listed on the Tokyo Stock Exchange.

Monex Beans, Inc.

Monex Beans, Inc. was launched in May 2005 as an online brokerage firm by the merger of Monex, Inc. and Nikko Beans, Inc. As the core company of the Monex Beans group, Monex Beans, Inc. offers a full line of products and services—including stocks, mutual funds, bonds, forex, commodity futures, etc.—to meet the diverse needs of a wide range of customers, from beginners to active traders.
Moreover, Monex Beans, Inc. will leverage the benefits of the mergers between Monex, Inc. and Nikko Beans, Inc. to deliver an unsurpassed level of efficiency and quality as a leading online brokerage firm in Japan.

Monex Alternative Investments, Inc.

In October 2004, Monex Beans Holdings, Inc. and Asuka Asset Management Limited, a pioneer in hedge fund management in Japan, jointly established Monex Alternative Investments, Inc.
As an investment advisory company, Monex Alternative Investments, Inc. offers individual investors a wide range of alternative investment products.

Being the Pioneer in Full Line Financial Services for Individuals

Monex Beans has developed alternative investment products such as hedge funds and private equity investments for our customers. We have also taken the lead in handling funds that invest in BRICs economies such as India and China, where sustained economic growth is forecasted. In introducing all these innovations, Monex Beans will continue to provide diversified financial services to support asset management for individuals.

NewService

Monex Beans is planning to provide an even broader range of products and services such as:

- Loans
- Investor education
- Venture capital

A Step forward to build a new business model as an All-round Financial Institution

- **Year-over-year comparisons: Operating revenue rose by 44%, operating income rose by 69.2%, ordinary profit rose by 67.4%, and net income rose by 47.7%.**
  The revenue structure is becoming increasingly deep and multilayered; dependence on stock brokerage commissions as a share of net operating income declined by 5 points.
- **Monex Beans ranks as one of the top online brokerages in the number of IPOs it has underwritten** (73 deals in the fiscal year ended March 2005).
- **Our cumulative purchase program for mutual funds is gaining acceptance** (over 21,000 transactions, totaling 400 million yen a month).
- **The growth trend is continuing in our foreign exchange business as well** (about 20,000 accounts, with a margin balance of over 13 billion yen).



Operating revenue
(Unit: ¥1 million)
5,636
15,075
21,716
FYE Mar. 2003
FYE Mar. 2004
FYE Mar. 2005
Operating income
(Unit: ¥1 million)
(1,698)
5,477
9,266
FYE Mar. 2003
FYE Mar. 2004
FYE Mar. 2005
Net income
(Unit: ¥1 million)
(1,300)
4,793
7,079
FYE Mar. 2003
FYE Mar. 2004
FYE Mar. 2005
Total assets and Net assets
(Unit: ¥1 million)
60,529
17,502
156,491
22,492
232,092
29,812
FYE Mar. 2003
FYE Mar. 2004
FYE Mar. 2005

- For 2005, the figures stated are the consolidated figures for Monex Beans Holdings, Inc. Figures concerning earlier fiscal years are simple sums of those for Monex, Inc. and Nikko Beans, Inc. On all subsequent pages in this report, unless otherwise specified, all figures stated for periods prior to the fiscal year ended March 2005, are a simple sum of the Monex and Nikko Beans figures from the fiscal year indicated.
- Ordinary profit is one of the most important performance indicators in Japan. Due to reclassification in line with accepted international practice, however, ordinary profit does not appear on the income statement.

To Our Shareholders & Investors

A Message from Oki Matsumoto, CEO



August 2004
President and Chief Exective Officer, Monex Beans Holdings, Inc.
April 1999 to Present
Chief Executive Officer, Monex, Inc. (Presently, Monex Beans, Inc.)
November 1994
General Partner and a Managing Director of The Goldman Sachs Group, L.P.
April 1990
Joined Goldman Sachs (Japan) Ltd.
April 1987
Joined Salomon Brothers Asia, Ltd.

Others
Regular member Director, Japan Securities Dealers Association
Governor, Association of Tokyo Stock Exchange Regular members
Member of Advisory Committee on Market Operation, Tokyo Stock Exchange (TSE)

Sustained Growth and Return for Our Shareholders

With the active stock market supported by the increased participation of Individual Investors, we were able to achieve good business performance in the fiscal year ended March 2005 and pay our first dividend. I am pleased that we have thus been able to respond to our shareholders' warm support in this way.

The Japanese society is in the process of structural change towards "An era more focused on the Individual." In this context, we have created a new financial services model for this era, a model for specializing in serving individual investors, and have realized sustained growth through effective utilization of the Internet and other new technologies. We are simultaneously endeavoring to build a business model to offer stable returns to our shareholders.

I am happy to report that, since the founding of Monex Beans Holdings, Inc., we have been steadily extending our line with new products and services. With the merger of Monex, Inc. and Nikko Beans, Inc., a new online brokerage was launched in May 2005. By this merger, we are now ready to provide comprehensive financial services for a wide range of individual investors.

Having positioned 2005 as the launch year for the Monex Beans group, we will make every effort to strengthen our corporate value.



Interview with CEO

Designing an All-round Financial Service of the New Era, for the Individual Investor

Role of Monex Beans

The individual investor takes the lead



Q. Monex-Beans is aiming to provide financial services that will support asset management of individuals. How do you envision these services?

A. The Japanese society has seen drastic changes such as the introduction of 401K plans in connection with the national pension system and the collapse of the lifetime employment system, and is now demanding much responsibilities of the individual.

However, when it comes to asset management, many people still seem to feel difficulty in managing their assets in any way other than in savings accounts as it has been done for decades. Our goal is to serve such people by providing various opportunities to manage their assets in cost-effective ways.

Online trading is a method through which transactions are made based on the customer's own judgment. We must, therefore, carefully supply our customers with accurate information about risks and returns and provide high quality products and services. I take considerable pride in thinking that we will take the lead in this business because our corporate DNA consists of twin strands: the spirit that drives our constant creation of new products and services, and our customer-oriented integrity.

Position of Monex Beans

The merger puts us at the top level in quantity and quality



Q. The merger created Monex Beans, Inc., a top level online brokerage both in quality and quantity. How do you see the role of the new company?

A. Our online brokerage serves as the point of entry for accessing a wide range of financial products and services. We had approximately 440,000 accounts as of the end of March 2005, and we expect this figure to increase considerably. We are working on putting the necessary IT infrastructure in place and expanding our service structure, such as offline services. We have, in fact, begun offline services through our business alliances at the branches of IY Bank and Credit Saison service counters.

The merger is expected to produce a several billion yen annual reduction in system-related costs, and those cost savings can reinvested back to reinforce our systems. Also, as a result of the completion of the merger, we are now able to move towards offering a full line of products and services by fully utilizing human resources. Constantly creating products and services that are a step ahead is, I believe, the key to sustained growth.



Present
Mid-term target
Long-term target
Revenue Share
88%
7%
2%
2%
1%
69%
15%
5%
2%
1%
8%
55%
20%
7%
2%
1%
15%
Revenue Expansion

Improving Service and Reducing System Costs

Services

Monex, Inc.

Services offered by both
- Stock brokerage
- Margin trading
- Mutual funds
- Forex

Services offered only by Monex
- Monex Night Time Trading
- Small Unit stock
- Stock lending
- ATM access
- Nikkei 225 futures and options
- Monex <<Saison>> Card

Nikko Beans, Inc.

Services offered by both
- Stock brokerage
- Margin trading
- Mutual funds
- Forex

Services offered only by Nikko Beans
- Commodities futures
- Stop-loss orders
- Covered warrants
- Chinese stocks
- Negotiable, open-ended margin trading
- Market Rider Premium

Monex Beans, Inc.

A full line of services means
- A wide range of products and services, from stock brokerage to mutual funds and alternative investments
- Comprehensive information services, to provide the basis for a variety of investment decisions

The birth of Japan's premier online brokerage

System-related costs
- Integrating the two companies' separate systems achieves significant savings in system costs



Revenue Structure

A broadened revenue structure for stable performance

Q. What is the reason for adopting a multi-layered structure of operations, with stocks, forex, bonds, IPOs, mutual funds, and alternative investments?

A. In the past fiscal year, our stock brokerage commissions increased by 35%, to 15,362 million yen. They accounted for about 74% of our revenues. Commission income from forex and bond trading amounts to about 8% of the total. However, in terms of growth rates, they are steadily maintaining high rates of growth. Stock brokerage, which is our core revenue source, can be vulnerable to market fluctuations. Therefore, broadening our revenue structure by adopting a multi-layered approach is essential in achieving stable operations.



Our Mission

To increase corporate value and maximize return on equity

Q. It is said that Japanese corporations seem to show less commitment to their shareholders compared to foreign corporations. What is your opinion on corporate governance?

A. In Japan, after World War II, national policy stressed measures to rebuild and revitalize its industry through indirect finance (financing by banks) that was supported by public institutions. But today, after going through the collapse of Japan's economic bubble, we are seeing a revival of the shareholder-first principle that once operated in Japan.

Our management philosophy is to facilitate the democratization of capital markets in Japan. We are committed to implementing ongoing disclosure, establishing an advisory board of outside experts, and operating under a thorough, sound system of corporate governance. It is on that basis that we carry out all our business activities, for which the fundamental principles are improving corporate value and paying out dividends that are linked to performance.

Potential Income Structure

Stock Brokerage Amidst ongoing societal change, we expect an influx of customers from existing brokerages as well as new market entrants from among persons who have mainly been depositing funds in bank accounts. Stock brokerage commissions will continue to be the primary revenue source, but their role will decline to about 50% of total revenues.

Forex / Bonds Monex Beans will provide fixed-income products to attract the segment with large savings accounts.
Today, the need is rising for diversified investments in foreign currencies, given the relative position of the Japanese economy in the world economy.

Underwriting Monex Beans will work to win lead manager positions.
We will endeavor to expand our role in this field substantially, with the increasing number of individuals becoming a source of funds for higher-risk investments.

Mutual Funds We are Japan's leader in the online sale of mutual funds.
We will continue to offer superior mutual funds, both from Japan and from overseas, and will establish dominance in this area.

Other Products Innovations using stock lending and other services

New Businesses Alternative investments, loans, investor education

Full Line Services in a Customer Friendly Format

Monex Beans collaborates with the Nikko Cordial group, Sony, Credit Saison, and the Mizuho Financial Group among others, to provide high quality financial services that will support the management of asset portfolios of various types of individual customers, from beginners to highly active traders. We will disseminate the Monex Beans Brand by developing a convenient and innovative financial infrastructure in which our customers can enjoy managing their assets.

Functions

A variety of ways to place orders
- **Stop-loss orders**
- **Band limit orders**
- **Surfing trading**
- **Chain orders**
- **Reverse Orders** (When an order is executed, an order is automatically generated for the reverse trade in the same issue.)

Orders good for a specified period (up to 30 days)

Deposits and withdrawals via post office and IY Bank ATMs

Margin Simulator

Execution notification and alerts by e-mail

Bidding auctions for new share rights

Products

Chinese stock

Small Unit Stock

Forex
(Foreign Exchange Trading)

Futures and options

JGB for individuals and foreign bonds

Covered warrants

Selected mutual funds

Non-life and life insurance

Investment Information

Real Time Stock Price Information Tool (Market Board Pro)
- **Registration of multiple issues**
- **Real time stock price information**
- **Combined order functions**

Multifunctional Information Tool
(Market Rider Premium)
- **Automatic linked buy-sell functions**
- **Registration of multiple issues**
- **Extensive data, including news and charts, automatically updated**
- **Displays order and execution screens**

Other Information Services
- **Stock Screening**
- **Market News**
- **E-mail Magazine**
- **Charts**

Pioneer

Monex Night Time Trading
Alternative investments
Monex <<Saison>> Card
Commodity futures (Beans CX)
Stock lending
Members-only shopping site
(Beans de Otoku)
Preferential services for shareholders

Alternative Investments

A full offering of highly differentiated Alternative Investment Products from Year 2005

"Alternative Investments" refers to going beyond the traditional investment methods of buying stocks and bonds, and is an advanced asset management technique to invest in new types of products.
In July 2005, Monex Beans started to offer a domestic mutual fund focusing on excellent hedge funds in Japan and the broader Asia-Pacific region. The fund is managed by both Fullerton Fund Management Company Ltd. (FFMC, a fund management company affiliated with the Singaporean Government) and Monex Alternative Investments, Inc. (MAI).



Monex Alternative Mail
E-mail information service providing information on alternative investments. (Since January 2005, over 8,000 subscribers)
July 2005
Seminars on Alternative Investments
Over 2,000 individual investors attended the alternative investment seminar by Monex, Inc. held on March 2005.
November 2004
Domestic mutual fund
"Asia Focus"
Silent partnership
Monex Fund of Funds I
(fund for limited individual investors)
MAI
FFMC
Providing information to individual investors
Plans call for
offering even more
alternative
for individual
MAI: Monex Alternative Investments, Inc.
A "gate-keeper" company to select alternative investment products for individual investors (established in 2004).
FFMC: Fullerton Fund Management Company Ltd.
A wholly owned subsidiary of Temasek Holdings, which is wholly owned by the Singapore Ministry of Finance.

Business Alliances

Brokerage and Account Opening Intermediary Business

Through business alliances with Credit Saison and IY Bank, Monex Beans has acquired offline channels available to our customers. Furthermore, to strengthen and broaden online channels Monex Beans has entered online business alliances with Mizuho Bank and Japan Net Bank.


At right, Mr.Rinno, President of Credit Saison Co., Ltd.

Investor Education

The time has come for Individuals to manage their own assets

The Japanese society is going through a drastic change with more responsibility and independency required for individuals. In this environment, offering investment education to individuals is a vital factor in achieving sustained growth in our business. We have thus been emphasizing investment education, and are focusing on starting a new business specializing in such education.



The Ordinary Saver
Rising demand for investor education
Small
Large
Basic information
Specialized information
People who have begun thinking about asset planning
Diverse specialized information
People actively investing on their own behalf
Day traders
Large
Small

• Monex Mail

A financial e-mail magazine that goes out 6 times a week with over 350,000 subscribers, which has the largest subscriber base in the financial industry in Japan.



• Large-scale seminars for investors

Large-scale seminars, such as the alternative investments seminar of over 2,000 participants. In total, 3,000 people participated in these seminars throughout the past year.

• Study Sessions

Study Sessions, limited up to 200 participants each, emphasize two-way communication between instructors and investors. In the past year, there were 89 sessions with over 11,000 participants.



• Investment-related books and DVDs

30 courses available on DVD or videotape format; 5,700 have been sold. Publication of seven books, which sold over 160,000 copies.

Stock Brokerage

Attracting a wide range of customers for solid growth

We offer an attractive fee structure, advanced investment information, and a variety of ways to place orders. We also offer small unit stocks, nighttime trading (Monex Nighter), stock lending, and other distinctive, highly convenient products and services available only through Monex Beans.

Mutual Funds

Monex Beans takes the lead in Mutual Funds among online brokers

Monex Beans is committed to offering a selected portfolio of funds. Our monthly auto-investment program, a service that supports long-term diversified investment, is steadily gaining acceptance. In the fiscal year ended March 2005, there was an increase of approximately 5,600 new puchases, and a total of 50 billion yen of assets in custody (exclusive of MRF through this program). In addition, our introduction of new active funds, such as mutual funds featuring Chinese or Indian stocks, also contributed to the rise in customer assets in custody.


Cumulative number of accounts
20,000 accounts
19,000
18,000
17,000
16,000
15,000
15,645
16,559
17,254
19,321
21,223
51.6
51.8
51.3
53.8
56.7
¥50 billion
Assets in custody (Unit: ¥1 billion)
Mar. 2004
Jun. 2004
Sept. 2004
Dec. 2004
Mar. 2005


Number of trades (exclusive of MRF)
Unit: Trades per business day
1,500 accounts
1,400
1,300
1,200
1,100
1,000
1,340
1,017
1,331
1,542
Full-fledged sales of HSBC China Open begins
Full-fledged sales of HSBC India Open begins
Sales commission
Unit: ¥1 million
70
31
60
86
Q1 2004
Q2 2004
Q3 2004
Q4 2004

Underwriting IPOs

The first online brokerage in Japan to win sole lead manager position

Monex Beans has positioned underwriting of Initial Public Offerings (IPOs) as one of our core services and has been making every effort to acquire further expertise in this field. Alliances with the Nikko Cordial group and others enabled us to achieve a significant increase in the number of IPOs that Monex Beans underwrote and the total value of the issues underwritten during the fiscal year ended March 2005. Monex Beans is preparing to expand its investment banking operations, mainly focusing on winning more lead manager positions in future IPOs.


Pioneer
Major online broker to enter the underwriting business
Talent
Managed by persons with a high degree of specialization and experience
Alliances
Nikko Cordial Group and Mizuho Securities, Co., Ltd.
¥1.5trillion
Funds under management (as of March, 2005)
Share of IPO allocation to individual investors:
82%
Organaizing for significant growth in investment banking operations


Participation rate
35%
38%
42%
Number of companies' POs underwritten
44
48
73
FYE Mar. 2003
FYE Mar. 2004
FYE Mar. 2005


Commissions on underwriting (IPOs and POs)
(Unit: ¥1 million)
66
274
99 PO
192 IPO
FYE Mar. 2003
FYE Mar. 2004
FYE Mar. 2005

Forex Trading: "Monex FX"

One of the largest Forex Service Providers in the Retail Business

With only a 5,000 yen minimum deposit required for a customer to begin trading, "Monex FX" offers foreign exchange transaction services in the following currencies—Yen, US Dollar, Euro, Australian Dollar, Pounds Sterling, Swiss Franc, Canadian Dollar, and New Zealand Dollar—a total of eight currency pairs, 24 hours a day.

With growing understanding of the characteristics of this product, such as its low cost, the availability of leveraged transactions, and the importance of diversifying investment risks internationally, both the number of "Monex FX" accounts and margin balances are rising steadily to put "Monex FX" at the top of the rankings in forex products for retail customers.

To attain further growth, we are working to provide more investor education and to improve our services.


18,000 accounts
16,000
14,000
12,000
10,000
8,000
Accounts
8,020
9,411
12,103
13,846
15,062
17,297
19,726
4.2
5.2
6.4
8.0
8.5
11.3
13.1
Margin Balances
(Billions of Yen)
Sept. 2003
Dec. 2003
Mar. 2004
Jun. 2004
Sept. 2004
Dec. 2004
Mar. 2005

Fixed Income Business

Developing the business as one of the key factors for diversified asset management

Monex Beans handles bonds for individual investors as one part of our customers' portfolios. The potential of our fixed income business will grow even greater after April 2005, when ordinary bank deposits are no longer fully covered by deposit insurance. We will continue to distribute products such as Japanese Government Bonds for individuals, without commissions or management fees, and triple-A-rated World Bank Bonds and we will take positive steps to reinforce our product line.

Margin Trading

Expanding trading systems and information provision to serve a wider range of customers

Monex Beans offers, in addition to standardized margin trading, negotiable margin trading to meet the diverse needs of our highly active investors. In terms of information provision, we have added our Margin Simulator, a virtual calculator that lets customers confirm the state of their margin collateral and trading capacity, using a variety of patterns.

Stock Lending

Leading the industry with 3,000 names handled



Customers who utilize our stock lending to lend their shares to Monex Beans receive variable-rate interest, just as on bank deposits. Our unique stock lending is now more convenient than ever, with automatic deposits of interest and dividend amounts which customers can check on one screen. With the tax system revision which removes restrictions on stock lending, we plan to expand this service to all of our customers during the fiscal year ending March 2006.

Commodity Futures: "Beans CX"

Low correlation with stocks and bonds for diversified investing

Commodity futures, which are driven by factors other than those affecting stocks and bonds, are well suited to serve as an investment vehicle for diversifying risk. "Beans CX" covers five commodities: gold, platinum, crude oil, gasoline and kerosene.



Service Infrastructure

Extensive Information and Service Infrastructure Promote Differentiation


VISA
MONEX

○ ATM service with the Monex <<Saison>> Card

Complete convenience: with the Monex <<Saison>> Card, deposits and withdrawals are available at 25,000 post office ATMs and over 10,000 IY Bank ATMs nationwide.

○ Monex Night Time Trading

The only privately established after-hours trading system for the individual investor in Japan, Monex Night Time Trading was developed for customers who cannot trade in the daytime. It offers transactions in over 3,000 names.

○ Small Unit Stock

This unique product, developed for beginners of investing in the stock market, permits trading at one-tenth the usual trading unit.



○ Beans Market Walker

Share price charts automatically updated in real time are among the features that put this information infrastructure at the professional trader level.

○ Market Rider Premium

This trading tool with linked buy-sell functions can finalize trades, from placing the order to confirming the contract and checking balances. Each customer may register up to 1,000 names with the service for greater convenience.

The role played by system integration and management in preparation for the launch of Monex Beans, Inc. in May 2005

System Integration Process Leads to Internal Harmony

The Renewal Project

Q. I would think that in integrating systems for a corporate merger, the choice of which system to adopt would be an important factor. What happened in your case?

A. Since the Monex system was nearing time for renewal, a comprehensive judgment based on cost performance and other factors led us to decide, from quite an early stage, to use the Nikko Beans system. Both companies carried out organizational reforms that made their structures similar in July of 2004, as they were heading into the merger. Also, since both companies were then located on the same floor the same building, communication between us, to talk over our operations, became extraordinarily easy. In fact, in the course of integrating our systems, we achieved considerable integration of our personnel as well. You might say we bonded over the project.

The system integration project officially started in May 2004. We decided to shift to the new system during the Golden Week holidays at the end of April and early May of 2005. Then we set about adding the Monex original product and service program to the Nikko Beans system. As we tackled that task, we were also simultaneously developing systems for new products and services, so it was quite a job.

With the transfer of Monex customer data to the augmented Nikko Beans system, with its newly added features, the system integration was safely completed. On May 2, 2005, when Monex Beans, Inc. opened its virtual doors as an online brokerage, we did experience some problems, due to insufficient router capacity for instance. However we used the rest of the holiday period to fix them, and since then the system has operated without any major problems. That's been a considerable relief.



Protecting Personal Information

Q. Japan's Personal Information Protection Law went into full effect in April 2005, and companies handling such information have been required to be in complete compliance with the new data security requirements. How has that affected Monex Beans?

A. We exercise great care in protecting personal data. We have set up stringent company regulations that apply to anyone handling such data, whether inside our company or outside, and we make those who have contact with personal data sign confidentiality agreements. We are also constantly reassessing our rules and systems for net security, to prevent unauthorized access to our systems from outside or the extraction of information from inside. Our goal is to operate flexibly but very strictly in this area.

We disclose all information on system problems, including security breaches, and always report the action taken to correct each problem. We also store a running history of those problems on our website, and, in-house, try very hard to avoid making the same mistake twice.

Kyoko Kudo
Deputy President of Monex Beans Holdings, Inc.

History of the Launch of Monex Beans, Inc.

2004	March	Monex, Inc. and Nikko Beans, Inc. agreed in principle to merge operations. Established an integration committee consisting of senior management of both companies.
	July	Both companies carried out organizational reforms that made their structures similar, and started regular meetings between the equivalent section heads. Nikko Beans moved into the same floor of the same office building as Monex.
	August	The business integration of the two companies was effected through the establishment of a common holding company.
	November	The stock brokerage commission schedules of the two companies were unified.
2005	February	Transitions of Monex products to the Nikko Beans system begins. • The Beans forex trading service was relaunched as "Monex FX" • The Stock Lending Service begins on the Beans System • Small Unit Stocks, and Futures and Options Trading Service begins on the Beans System
	May	With the merger, Monex Beans, Inc. was launched.

Status of Corporate Governance

The Corporate Governance System and Managerial Structure
in Decision-making, Execution, and Oversight in the Management of the Company

1. Board of Directors and Board of Statutory Auditors

The Company has adopted the board of statutory auditors system. As of March 31, 2005, the seven members of the board of directors include three external directors; one of the directors is a certified public accountant. The board of directors meets at least once a month for effective monitoring of operations. The four members of the board of statutory auditors include three external auditors, plus the statutory auditor. One of the statutory auditors is an attorney at law.

2. Advisory Board

The Company has established this board, whose members are knowledgeable, learned persons, to secure balanced, neutral, multifaceted views and advice from a broad perspective. The board meets quarterly and provides valuable, broad-ranging advice on the management of the group as a whole.

3. Disclosing the Disclosure Policy

The Company regards disclosure as extremely important and actively discloses information concerning its stock brokerage subsidiary, not only financial information but also information about its systems as well. It makes every effort to provide disclosure in a timely and appropriate manner based on its disclosure policy. To eliminate any arbitrariness in what is disclosed, the Company's disclosure policy is available on its website (http://www.monexbeans.net/).

4. Ongoing Disclosure and Declarations of Management's Perceptions and Thoughts on Current Status

The Company confirms the importance, from the point of view of corporate governance, of the ongoing disclosure and declaration of its management's perceptions and thoughts on Current Status; that disclosure functions as, in effect, a restraint on management from outside the company and from within. The CEO and the Deputy President of the Company express their perceptions and opinions in each issue of Monex Mail, an e-mail magazine that Monex Beans, Inc., publishes every business day and Saturday.

5. Disclosing Ethical Compliance Policies

The Company believes that managing operations based on a highly ethical standard of compliance is vitally important. It discloses the Monex Beans Ethical Compliance Policy on its website (http://www.monexbeans.net/) and acts on that commitment to reinforce systems to implement that policy within the Company.

6. Measures to Establish a Corporate Culture of Thorough Compliance

The Company regards awareness and implementation of ethical compliance as important not only for the management team but also for every employee of every company in the Group. It thus is working to establish a corporate culture in which the officers and all employees throughout the Group thoroughly implement ethnical compliance. In each of the companies in the Group, the department addressing this task utilizes company-wide meetings and in-house networks to provide explanations and other information related to compliance.

7. Decision-making, Execution, and Oversight

The following outline applies as of March 31, 2005.



Advisory Board
General Meeting of Shareholders
Views of knowledgeable, learned persons
Election
Election
Restraint provided through disclosure
Audit
Markets
Mass Media
Board of Directors
Statutory Auditors
Report
Oversight
Audit
Board of Directors
Group Companies

Directors & Auditors

As of June 26, 2005

Representative Director, President & CEO	Oki Matsumoto
Representative Director, Deputy President	Kyoko Kudo
Representative Director, Managing Director	Tomoshige Nakamura
Director	Naoki Terada
Director	Tadasu Kawai
Director	Hajime Yamamoto
Director	Yoshinori Hashitani
Standing Statutory Auditor	Hisashi Tanaami
Statutory Auditor	Takehiko Moriyama
Statutory Auditor	Masakazu Sasaki
Statutory Auditor	Tetsuo Ozawa

Consolidated Financial Summary

For the year ended March 31, 2005

	Millions of Yen	Thousands of U.S. dollars
Operating Results		
(from April 1, 2004 to March 31, 2005):		
Operating Revenues	¥ 21,716	$ 202,179
Net Operating Revenues	20,690	192,627
Selling, general and administrative expenses	11,424	106,359
Operating Income	9,266	86,268
Other Expenses, net	632	5,884
Income Before Income Taxes and Minority Interests	8,634	80,384
Income Taxes	1,555	14,478
Minority interests	(0)	(0)
Net Income	¥ 7,079	$ 65,906

	Millions of Yen	Thousands of U.S. dollars
Financial Position:		
Total assets	¥ 232,092	$ 2,160,805
Shareholders' equity	29,812	277,553

	Yen	U.S. dollars
Per Share Amounts:		
Net income	¥ 3,001.49	$ 27.94
Shareholders' equity	12,694.66	118.19
Cash dividends applicable to the year	500.00	4.66

Notes
1.The translation of Japanese yen into U.S. dollars is presented solely for the convenience of readers outside Japan. The exchange rate used for the translation was the prevailing exchange rate on March 31, 2005, which was ¥107.41=US$1.
2.Net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the year and shareholders' equity per share is calculated by dividing shareholders' equity by the number of common shares outstanding at the end of the year .

Financial Review

Results of Operations

from April 1, 2004 to March 31, 2005

The Japanese stock market was buoyant in the early period of the fiscal year under review, with the benchmark Nikkei Stock Average rising above the ¥12,000 line. But the index incurred sharp losses between late April and mid-May, slipping below the ¥11,000 line. From July to early December, trading volume on the Tokyo Stock Exchange dwindled while the Nikkei average was confined in a boxed range around ¥11,000. Trading picked up gain from late 2004 to March 2005, with daily trading volume approaching two billion shares in consecutive market days, and the Nikkei average climbed gradually toward ¥12,000.

In such a market environment, on the back of active trading by individual investors, stock brokerage commissions, a key source of revenue, as well as sales of mutual funds and foreign exchange margin trading, were brisk.

As of the end of the fiscal year, customer accounts came to 307,062 at Monex, Inc. and 132,452 at Nikko Beans, Inc., with combined customer assets totaling ¥1,505 billion.

Commission Revenues

Commission revenues totaled ¥17,931 million in the fiscal year under review.

1. Brokerage Commissions

The number of executed orders in April 2004 reached a high level. After remaining sluggish in the subsequent period, transactions staged a recovery toward the fiscal year-end, hitting a record high in March 2005. As a result, brokerage commissions amounted to ¥15,362 million.

2. Underwriting and Distribution Commissions

The Group was involved in the underwriting of 65 initial public offerings and secondary offerings, and underwriting and distribution commissions worth ¥260 million.

3. Subscription and Distribution Commissions

Because commissions from distribution of Chinese stock investment trust and Indian stock investment trust held steady, subscription and distribution commissions totaled ¥294 million.

4. Other Commission Revenues

Other commission revenues came to ¥2,014 million, including ¥1,410 million in commissions from margin forex trades and ¥204 million in agency commissions related to mutual funds.

Trading Profit and Loss

Net gain on trading came to ¥153 million; primarily foreign exchange gains stemming from sales of foreign mutual funds and foreign currency-denominated bonds and from margin foreign trades.

Financial Income

Financial income totaled ¥3,458 million, of which ¥3,136 million was generated from margin accounts. After financial expenses are deducted, net financial income came to ¥2,432 million.

As a result, operating revenue totaled ¥21,716 million, and net operating revenue, excluding financial expenses, came to ¥20,690 million.

Selling, General and Administrative Expenses

Outsourcing expenses related to computer system and back office operations stood at ¥3,518 million, equipment rental and maintenance expenses including leasing fees and system maintenance costs came to ¥1,377 million, and commissions paid and exchange and association dues totaled ¥1,324 million. Also included was ¥177 million added to the allowance for doubtful receivables, selling, general and administrative expenses reaching ¥11,424 million.

Taken together, operating income amounted to ¥9,266 million for the fiscal year under review.

Other

Other expenses, net, worth a total of ¥632 million include ¥455 million in provision for reserves for securities transactions and ¥73 million in directors' retirement benefits.

All told, net income before income tax totaled ¥8,634 million and net income ¥7,079 million for the fiscal year under review.

Outlook for This Year

April 1, 2005 - March 31, 2006

Commissions at Monex, Inc., whose strength lies in services for investment beginners, and Nikko Beans, Inc., which shows prowess in services for customers with middle to high levels of transaction frequency, are primary revenue sources for the Group. These two brokerage subsidiaries plan to merge in May 2005 to create a single securities company. Nikko Beans has already started offering services that had been available only at Monex, setting up a product lineup roughly the same as that of the merged company.

The Group has a sufficient capacity to handle a rapid increase in stock trading by individual investors and plans to improve its computer system infrastructure so that customers can continue to trade in a comfortable environment. At the same time, in order to establish an earnings structure that will be able to cope with future changes in the stock market and to ensure stable earnings over the long term, the Group will make efforts to diversify its revenue sources to fields that are not easily affected by the stock market through the introduction of margin forex trades and alternative investment products to its lineup.

Financial Conditions

The Company spent ¥15,987 million in operating activities and ¥238 million in investing activities during the fiscal year, while generating ¥26,245 million in financing activities. As a result, cash and cash equivalents at the end of the year was ¥26,005 million, up ¥10,020 million compared with the beginning of the year.

Following is a breakdown of cash flow for the fiscal year under review:

Net Cash Used in Operating Activities

Cash flow used in operating activities came to ¥15,987 million.

Net income before income tax totaled ¥8,634 million, received margin increased by ¥17,334 million, deposits received increased by ¥12,476 million, and a net cash increase of ¥1,458 million resulted from loans receivable secured by securities and loans payable secured by securities. Conversely, major items of cash used in operating activities were ¥34,610 million in margin trading assets and liabilities, an increase of ¥17,811 million in cash segregated for customers and others and ¥4,428 million in short-term guarantee money deposited.

Net Cash Used in Investing Activities

Cash flow used in investing activities totaled ¥238 million. A total of ¥145 million was used for payments of long-term guarantee to the owner of the office as deposit, while ¥95 million was received in refunds.

Net Cash Provided by Financing Activities

Net cash provided by financing activities amounted to ¥26,245 million, of which the dominant part, ¥26,000 million, came from an increase in short-term borrowings.

Consolidated Statement of Income

For the year ended March 31, 2005

	Millions of Yen	Thousands of U.S. dollars
Operating Revenues:		
Commission revenues (Note 17)	¥ 17,931	$ 166,940
Net gain on trading	153	1,424
Financial income (Note 18)	3,458	32,194
Other operating revenues	174	1,621
	21,716	**202,179**
Financial expenses (Note 18)	1,026	9,552
Net Operating Revenue	**20,690**	**192,627**
Selling, general and administrative expenses (Note 19)	11,424	106,359
Operating Income	**9,266**	**86,268**
Other Incomes (Expenses):		
Organization costs	(87)	(810)
Directors' retirement benefits	(73)	(680)
Loss on disposal of fixed assets	(11)	(102)
Provision for securities transactions (Note 12)	(455)	(4,236)
Provision for commodities transactions (Note 12)	(7)	(65)
Others, net	1	9
	(632)	(5,884)
Income before income taxes and minority interests	**8,634**	**80,384**
Income taxes (Note11):		
Current	2,131	19,841
Deferred	(576)	(5,363)
	1,555	14,478
Minority interests	**(0)**	**(0)**
Net Income	**¥ 7,079**	**$ 65,906**

Per share amounts	Yen	U.S. dollars
Net income	**¥ 3,001.49**	**$ 27.94**
Cash dividend per share applicable to the year	**500.00**	**4.66**

See accompanying notes.

Consolidated Balance Sheet

As of March 31, 2005

Assets	Millions of Yen	Thousands of U.S. dollars
Current assets:		
Cash and deposits	¥ 26,005	$ 242,110
Cash segregated for customers and others	61,888	576,185
Trading assets (Notes 6 and 8)	246	2,290
Margin transaction assets (Note 3)	130,817	1,217,922
Payments on securities subscribed	292	2,719
Short-term guarantee money deposited	7,994	74,425
Accrued revenue	1,092	10,167
Deferred tax assets (Note 11)	497	4,627
Others	2,065	19,225
Allowance for doubtful receivables	(178)	(1,657)
	230,718	**2,148,013**
Property and equipment, at cost:		
Buildings	92	857
Furniture and fixtures	280	2,607
Accumulated depreciation	(273)	(2,542)
	99	**922**
Intangible assets, net of amortization:		
Goodwill	82	763
Software	46	428
Others	10	94
	138	**1,285**
Investment and others:		
Investment securities (Notes 4, 5 and 7)	766	7,132
Long-term guarantee deposits	326	3,035
Deferred tax assets (Note 11)	43	400
Others	37	344
Allowance for doubtful receivables	(35)	(326)
	1,137	**10,585**
	¥ 232,092	**$ 2,160,805**

See accompanying notes.

Liabilities and Shareholders' Equity	Millions of Yen	Thousands of U.S. dollars
Current Liabilities:		
Trading liabilities (Notes 6 and 8)	¥ 126	$ 1,173
Margin transaction liabilities (Note 3)	86,221	802,728
Loans payable secured by securities	6,585	61,307
Deposits received	27,525	256,261
Received margin	49,966	465,189
Short-term borrowings	26,000	242,063
Income taxes payable (Note 11)	2,214	20,613
Accrued employees' bonuses	159	1,480
Reserve for point service	388	3,612
Severance and retirement benefits for employees (Note 10)	79	736
Others	1,925	17,923
	201,188	**1,873,085**
Statutory Reserves (Note 12):		
Reserve for securities transactions	1,066	9,925
Reserve for commodities transactions	7	65
	1,073	**9,990**
Commitments (Note13):		
Minority Interests	**19**	**177**
Shareholders' Equity (Note 14):		
Common stock:	8,800	81,929
Authorized – 8,800,000 shares		
Issued – 2,344,687 shares		
Capital surplus	15,155	141,095
Retained earnings	5,804	54,036
Net unrealized holding gains on securities, net of taxes	53	493
Treasury stock, at cost – 0.28 share	(0)	(0)
	29,812	**277,553**
	¥ 232,092	**$ 2,160,805**

Consolidated Statement of Shareholders' Equity

For the year ended March 31, 2005

	Millions of Yen				
	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Net Unrealized Holding Gains on Securities, net of taxes	Treasury stock, at cost
Balance at April 1, 2004	¥ 13,697	¥ 10,012	¥ (1,215)	¥ –	¥ (0)
Increase (Decrease) due to the share transfer	(5,020)	5,020	–	–	–
Stock option exercised	123	123	–	–	–
Net income	–	–	7,079	–	–
Increase in net unrealized holding gains on securities	–	–	–	53	–
Bonuses paid to directors	–	–	(60)	–	–
Decrease of treasury stock	–	–	–	–	(0)
Balance at March 31, 2005	¥ 8,800	¥ 15,155	¥ 5,804	¥ 53	¥ (0)

	Thousands of U.S. dollars				
	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Net Unrealized Holding Gains on Securities, net of taxes	Treasury stock, at cost
Balance at April 1, 2004	$ 127,521	$ 93,209	$ (11,311)	$ –	$ (0)
Increase (Decrease) due to the share transfer	(46,737)	46,737	–	–	–
Stock option exercised	1,145	1,145	–	–	–
Net income	–	–	65,906	–	–
Increase in net unrealized holding gains on securities	–	–	–	493	–
Bonuses paid to directors	–	–	(559)	–	–
Decrease of treasury stock	–	–	–	–	(0)
Balance at March 31, 2005	$ 81,929	$ 141,095	$ 54,036	$ 493	$ (0)

See accompanying notes.

Consolidated Statement of Cash Flow

For the year ended March 31, 2005

	Millions of Yen	Thousands of U.S. dollars
Cash flows from operating activities:		
Income before income taxes and minority interests	¥ 8,634	$ 80,384
Depreciation	141	1,313
Amortization of goodwill	96	894
Provision for allowance for doubtful receivables	177	1,648
Provision for reserve for point service	287	2,672
Decrease in accrued employees' bonuses	(154)	(1,434)
Decrease in severance and retirement benefits for employees	(13)	(121)
Interest income and dividend income	(3,468)	(32,287)
Interest expense	1,027	9,561
Increase in cash segregated for customers and others	(17,811)	(165,823)
Increase in trading assets	(32)	(298)
Increase in margin transaction assets and liabilities	(34,610)	(322,223)
Decrease in loans receivable secured by securities and in loans payable secured by securities	1,458	13,574
Increase in short-term guarantee money deposits	(4,428)	(41,225)
Increase in deposits received	12,476	116,153
Increase in received margins	17,334	161,382
Decrease in consumption taxes payable	(50)	(466)
Payment for directors' bonuses	(60)	(559)
Other, net	821	7,643
Sub total	**(18,175)**	**(169,212)**
Interest and dividend received	3,264	30,388
Interest paid	(1,052)	(9,794)
Income taxes paid	(24)	(223)
Net cash used in operating activities	**(15,987)**	**(148,841)**
Cash flows from investing activities:		
Purchases of property and equipment	(36)	(335)
Purchases of intangible assets	(104)	(968)
Purchases of investment securities	(80)	(745)
Proceeds from sales of investment in affiliates	20	186
Payments for long-term guarantee deposits	(145)	(1,350)
Proceeds from long-term guarantee deposits	95	884
Other, net	12	112
Net cash used in investing activities	**(238)**	**(2,216)**
Cash flows from financing activities:		
Increase in short-term borrowings	26,000	242,063
Proceeds from common stock issuance	245	2,281
Net cash provided by financing activities	**26,245**	**244,344**
Net increase in cash and cash equivalents	**10,020**	**93,287**
Cash and cash equivalents at beginning of year	**15,985**	**148,823**
Cash and cash equivalents at end of year	**¥ 26,005**	**$ 242,110**

See accompanying notes.

1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of Monex Beans Holdings, Inc. (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On August 2, 2004, Monex, Inc. ("Monex") and Nikko Beans, Inc. ("Nikko Beans") established the Company by way of Share Transfer and became wholly owned subsidiaries of the Company. Consolidation procedure of this transaction was accounted for using the pooling-of-interests method. The integration of both companies (Monex and Nikko Beans) has been judged as corresponding to a combination of interests, in consideration of the content of businesses, financial conditions and earnings records of both companies and because both companies jointly borne the parent company's risks and given the parent company's benefits.
Monex and Nikko Beans merged as of May 1, 2005 and changed its name to Monex Beans, Inc.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statement of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2005, which was ¥107.41 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Summary of Significant Accounting Policies

(1) Principles of Consolidation

The consolidated financial statements are required to include the accounts of the Company and significant companies that are controlled by the Company through substantial ownership of more than 50% of the voting rights or through ownership of a high percentage of the voting rights, even if it is equal to or less than 50%, and existence of certain conditions evidencing control by the Company of decision-making bodies of such companies.

The accompanying consolidated financial statements include the accounts of the Company and 3 of its subsidiaries for the year ended March 31, 2005. The Company's consolidated subsidiaries are Monex, Nikko Beans and Monex Alternative Investments, Inc.

Monex Capital Partners I, Inc. ("MCPI") was not consolidated based on Article 5 Paragraph 1 Item 2 of the Consolidated Financial Statements Regulation. MCPI is a special purpose company, organized only for investing in securities, and its assets and profits and losses did not belong to MCPI substantially.

The business combination of Monex and Nikko Beans has been accounted for using the pooling-of-interest method. Accordingly, all of the assets and liabilities of Monex and Nikko Beans as of April 1, 2004 and their operating results from April 1, 2004 have been included in the consolidated financial statements, regardless of the date of the establishment of the Company.

(2) Trading Account

The Company prescribes "trading" to be the conduct of transactions for the purpose of earning profit by taking advantage of fluctuations in market prices and differentials between markets as well as reducing losses from them, using such as securities exercised in one's own account, products which are treated as securities, derivatives trading, money claims, currency trading and other transactions. It excludes those for capital operation purposes.

Securities in the Trading Account

Securities classified as the trading account (trading assets) are accounted for based on a trade date basis at market value or fair value.

(3) Accounting for Securities not Classified in the Trading Account

The Company and its consolidated subsidiaries examined the intent of holding each security and classified those securities as **a)** debt securities intended to be held to maturity ("held-to-maturity debt securities") **b)** equity securities issued by unconsolidated subsidiaries and affiliated companies, and **c)** all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities").

a) Held-to-maturity Debt Securities

Held-to-maturity debt securities are stated at amortized cost method (interest method).

b) Equity Securities issued by Unconsolidated Subsidiaries and Affiliated Companies

Equity securities issued by unconsolidated subsidiaries and affiliated companies that are not accounted for by equity method are stated at moving-average cost.

c) Available-for-sale Securities

1. Securities with Market Value

   Available-for-sale securities with market value are stated at fair market value as of balance sheet dates. Unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost.

2. Securities without Market Value

   Available-for-sale securities without market value are stated at cost method in using the moving average method.

(4) Depreciation and Amortization of Non-current Assets

a) Property and Equipment

Depreciation of property and equipment is computed by declining-balance method over the estimated useful lives.

b) Intangible Assets

Goodwill related to the acquisition of membership for the Tokyo Stock Exchange and Osaka Stock Exchange is recorded at cost and amortized on the straight-line method over five-year period.

As to certain goodwill of Monex, which is supposed to lose effects upon merger with Nikko Beans, residual cost is recognized as other expense.

Software for internal use is capitalized and amortized on the straight-line method over the estimated useful life (five years).

(5) Impairment of Fixed Assets

In the year ended March 31, 2005, the Company and its consolidated subsidiaries did not adopt early the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).

(6) Organization Costs

Organization costs are expensed in one lump sum when incurred.

(7) Basis of Computation of Allowance

a) Allowance for Doubtful Receivables

Allowance for doubtful receivables is provided for the amount considered to be sufficient to cover possible losses. Uncollectible amounts are calculated by estimating amounts for certain identified doubtful accounts and applying a percentage based on the rate of actual losses in the past for other accounts.

b) Accrued Employees' Bonuses

Accrued employees' bonuses are provided for estimated amounts to be paid in the subsequent period.

c) Severance and Retirement Benefits for Employees

The Company and some of its consolidated subsidiaries adopt defined contribution pension plans. Nikko Beans also adopts lump-sum severance and retirement plans.

Nikko Beans plans to abolish the lump-sum severance and retirement payment plan upon merger with Monex on May 1, 2005. Because of this, Nikko Beans estimated the amounts payable if all employees involuntarily terminated their employment as of March 31, 2005, and recorded such amounts as current liabilities (See Note 11).

d) Reserve for Point Service

Reserve for point service is provided in accordance with an amount corresponding to points that are expected to be used in the subsequent periods based on the records of point use to cover the future payments to users of point services.

(8) Lease Transactions

Finance lease transactions, other than those wherein ownership of the lease property is regarded as being transferred to the lessee, are accounted for in the same manner as operating leases.

(9) Income Taxes

Deferred income taxes are recorded to reflect the effect of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided if it is anticipated that some or all of deferred tax assets may not be realized.

(10) Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

(11) Per Share Amounts

The computation of net income per share is based on the weighted average number of shares of common stock outstanding during the year .

Diluted net income is not presented since securities with dilutive effect have not been issued.

(12) Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statement of cash flows consist of cash on hand, demand deposits, and readily marketable short-term investments bearing low risk of price fluctuation with maturities not exceeding three months.

3. Margin Transactions

Margin transactions as of March 31, 2005 consisted of the following:

	Millions of Yen	Thousands of U.S. dollars
Assets :		
Loans receivable from customers	¥ 125,265	$ 1,166,232
Cash deposits as collateral for securities borrowed from securities finance companies	5,552	51,690
	¥ 130,817	**$ 1,217,922**

	Millions of Yen	Thousands of U.S. dollars
Liabilities :		
Loans from securities finance companies	¥ 67,991	$ 633,004
Proceeds of securities sold for customers' accounts	18,230	169,724
	¥ 86,221	**$ 802,728**

4. Pledged Assets

Collateral for loan transactions with securities finance companies as of March 31, 2005 consisted of the following:

	Millions of Yen	Thousands of U.S. dollars
Securities in custody for loans receivables from customers	¥ 1,667	$ 15,520
Securities deposited by customers as collateral for margin transactions	24,851	231,366
	¥ 26,518	**$ 246,886**

Collateral for borrowings from securities finance companies as of March 31, 2005 consisted of the following.

	Millions of Yen	Thousands of U.S. dollars
Investment securities	**¥ 314**	**$ 2,923**

There was no outstanding debt as of March 31, 2005.

Total fair value of the securities deposited as collateral as of March 31, 2005 consisted of the following (excluding securities mentioned above):

	Millions of Yen	Thousands of U.S. dollars
Securities lending for margin transactions	¥ 19,330	$ 179,965
Securities pledged for borrowings from securities financial companies or securities exchange brokers	66,990	623,685
Securities loaned	7,025	65,403
	¥ 93,345	**$ 869,053**

Total fair value of the securities received as collateral as of March 31, 2005 consisted of the following:

	Millions of Yen	Thousands of U.S. dollars
Securities in custody for loans receivable from customers	¥ 120,555	$ 1,122,382
Securities borrowed from securities finance companies	5,301	49,353
Securities borrowed	28,028	260,949
Securities pledged by customers for when-issue transaction	110,590	1,029,606
	¥ 268,073	**$ 2,495,792**

5. Investment in Non-consolidated Subsidiary

Investment in non-consolidated subsidiary included in investments securities as of March 31, 2005 was ¥10 million ($93 thousand).

6. Trading Assets and Liabilities

Trading assets as of March 31, 2005 consisted of the following:

	Millions of Yen	Thousands of U.S. dollars
Equity securities	¥ 133	$ 1,238
Bonds	87	810
Investment trust	26	242
Forward foreign exchange contracts	0	0
	¥ 246	**$ 2,290**

Trading liabilities as of March 31, 2005 consisted of the following:

	Millions of Yen	Thousands of U.S. dollars
Investment trust	¥ 126	$ 1,173
Forward foreign exchange contracts	0	0
	¥ 126	**$ 1,173**

7. Investment Securities

Acquisition cost and book value of available-for-sale securities with market value as of March 31, 2005 consisted of the following:

	Millions of Yen		
	Acquisition cost	Book value	Difference
Equity securities	¥ 50	¥ 139	¥ 89
Total	**¥ 50**	**¥ 139**	**¥ 89**

	Thousands of U.S. Dollars		
	Acquisition cost	Book value	Difference
Equity securities	$ 466	$ 1,294	$ 828
Total	**$ 466**	**$ 1,294**	**$ 828**

Book value of available-for-sale securities without market value as of March 31, 2005 was as follows:

	Millions of Yen
Unlisted companies stocks	¥ 518
Investments in limited partnership	98
Total	**¥ 616**

	Thousands of U.S. Dollars
Unlisted companies stocks	$ 4,823
Investments in limited partnership	912
Total	**$ 5,735**

8. Derivatives

(1) Type of Derivative Transactions Used

Monex only uses forward foreign exchange contracts.

(2) Basic Policy for Derivative Transactions

Monex enters into forward foreign exchange contracts only when it sells/buys underlying foreign currency denominated investment trusts.

(3) Purposes of Derivative Transactions

Monex uses forward foreign exchange contracts to minimize currency fluctuation risks caused by the time lag, which is normally only a few days, between the time of fixing exchange rate for the Company's customers to buy/sell foreign currency denominated investment trusts and the time of actual remittance of foreign currencies to overseas.

(4) Risks Involved in Derivative Transactions

Since customers of Monex can buy the foreign currency denominated investment trusts only when they have cash, MRF or MMF sufficient to cover trade amounts at their accounts with Monex, the customer's default risks are considered minimal. Monex has contracts forward foreign exchange only with banks, which are considered good credit standing in Japan. The counter-party risks associated with foreign exchange contracts are considered minimal.

(5) Internal Control for Derivative Transactions

The operations department calculates the necessary amount of forward foreign exchange contracts, and the corporate department confirms whether such transactions are based on actual demand.

In accordance with internal rules on risk management, coefficients for arithmetic risk management are calculated on the basis of the Cabinet Office ordinance regarding the capital adequacy rule for securities companies. The regulatory administration department verifies the coefficients and makes reports to the board of directors every month.

Derivative transactions for trading purpose of March 31, 2005 are as follows:

	Millions of Yen			
	Assets		Liabilities	
	Contract Amount	Fair Value	Contract Amount	Fair Value
Forward currency contracts	¥ 58	¥ 0	¥ 30	¥ 0

	Thousands of U.S. Dollars			
	Assets		Liabilities	
	Contract Amount	Fair Value	Contract Amount	Fair Value
Forward currency contracts	$ 540	$ 0	$ 279	$ 0

9. Leases

Information of leased property such as acquisition costs, accumulated depreciation, obligation under finance leases, depreciation expense and imputed interest expense of finance leases that do not transfer ownership of leased property at and for the year ended March 31, 2005 is as follows:

Acquisition costs and accumulated depreciation:

	Millions of Yen		
	Acquisition costs	Accumulated depreciation	Net balance at year end
Furniture and fixtures	¥ 2,019	¥ 1,561	¥ 458
Software	1,832	1,135	697
Total	**¥ 3,852**	**¥ 2,697**	**¥ 1,155**

	Thousands of U.S. Dollars		
	Acquisition costs	Accumulated depreciation	Net balance at year end
Furniture and fixtures	$ 18,797	$ 14,533	$ 4,264
Software	17,065	10,576	6,489
Total	**$ 35,862**	**$ 25,109**	**$ 10,753**

Future lease payments under finance leases:

	Millions of Yen	Thousands of U.S. dollars
Within one year	¥ 582	$ 5,419
Over one year	616	5,735
Total	**¥ 1,198**	**$ 11,154**

Lease payments, depreciation and interest expense:

	Millions of Yen	Thousands of U.S. dollars
Lease payments	¥ 1,005	$ 9,357
Depreciation	897	8,351
Interest expense	53	493

Depreciation of leased assets is calculated using the straight-line method over the estimated useful life of the respective leased assets with zero residual value.

The difference between total lease payments and acquisition cost of leased assets is recognized as interest expense, which is allocated to relevant accounting periods based on the interest method.

10. Severance and Retirement Benefits

The Company and some of its consolidated subsidiaries adopt defined contribution pension plans.

Nikko Beans also adopts lump-sum severance and retirement plans. However, Nikko Beans plans to abolish the lump-sum severance and retirement plans upon merger with Monex on May 1, 2005.

Severance and retirement benefits for employees included in the current liabilities of the consolidated balance sheet as of March 31, 2005 consisted of the following:

	Millions of Yen	Thousands of U.S. dollars
Projected benefit obligation	¥ 79	$ 736
Severance and retirement benefits for employees	**¥ 79**	**$ 736**

Severance and retirement benefit expenses included in the consolidated statement of income for the year ended March 31, 2005 consisted of the following:

	Millions of Yen	Thousands of U.S. dollars
Service costs	¥ 34	$ 317
Others	3	27
Severance and retirement benefit expenses	**¥ 37**	**$ 344**

11. Income Taxes

The normal statutory income tax rate in Japan arising out of the aggregation of corporate, enterprise and inhabitants taxes was approximately 40.7% for 2005.

The tax effects of significant temporary differences that result in deferred tax assets and liabilities at March 31, 2005 are as follows:

	Millions of Yen	Thousands of U.S. dollars
Deferred tax assets (Current)		
Enterprise tax payable	¥ 194	$ 1,806
Reserve for point service	158	1,471
Accrued employees' bonuses	62	577
Allowance for doubtful receivables	72	670
Others	83	764
Sub total	569	5,297
Valuation allowance	(72)	(670)
Total	**¥ 497**	**$ 4,627**
Deferred tax assets (Non-current)		
Reserve for securities transactions	434	4,041
Reserve for commodities transactions	3	28
Allowance for doubtful receivables	14	130
Amortization of software	65	605
Amortization of goodwill	10	93
Others	4	37
Sub total	530	4,934
Valuation allowance	(451)	(4,199)
Total	**¥ 79**	**$ 735**
Deferred tax liabilities (Non-current)		
Net unrealized holding gains on securities	(36)	(335)
Total	**(36)**	**(335)**
Net deferred tax assets (Non-current)	**43**	**400**
Net deferred tax assets	**¥ 540**	**$ 5,027**

The following table summarizes the significant differences between the statutory tax rate and the effective tax rate for financial statement purposes for the year ended March 31, 2005.

Statutory Tax Rate	**40.7%**
(Adjustments)	
Valuation Allowance	(22.8)%
Others	0.1%
Effective Tax Rate	**18.0%**

12. Statutory Reserves

Statutory reserves at March 31, 2005 were as follows:

	Millions of Yen	Thousands of U.S. dollars
Reserve for securities transactions	¥ 1,066	$ 9,925
Reserve for commodities transactions	7	65

Reserve for securities transactions is recorded in accordance with Article 51 of the Securities and Exchange Law, which requires a securities company to set aside a reserve in proportion to its securities transactions and other related trading to cover possible customer losses incurred by default of the securities company on securities transactions.

Reserve for commodities transactions is recorded in accordance with Article 136-22 of the Commodity Exchange Law, which requires a company to set aside a reserve in proportion to its commodities transactions and other related trading to cover possible customer losses incurred by default of the company on commodities transactions.

13. Commitments

Commitment lines of credit and overdraft for borrowings by the Company and its consolidated subsidiaries as of March 31, 2005 were as follows:

	Millions of Yen	Thousands of U.S. dollars
Commitment lines of credit and overdraft	¥ 78,000	$ 726,189
Less amount executed	(24,000)	(223,443)
Unused amount	**¥ 54,000**	**$ 502,746**

14. Shareholders' Equity

Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

The Code requires that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25% of common stock. However the total amount of legal earnings reserve and additional paid-in capital of the Company has reached to 25% of common stock; therefore the Company is not required to provide legal earnings reserve. The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains equal to or exceeding 25% of common stock, they are available for distribution by the resolution of shareholders' meeting.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Code.

15. Capital Adequacy Requirements

In Japan, a securities company is subject to risk-based capital adequacy rules established and administered by the Financial Services Agency ("FSA"). Monex and Nikko Beans report their capital adequacy ratios as defined pursuant to these rules.

The capital adequacy rules require a securities company to report to the FSA if the ratio falls to 140% or below and the securities company must report its capital adequacy ratio to the FSA on a daily basis while its ratio is 120% or below. As of March 31, 2005 , capital adequacy ratio of Monex was 501.2% (unaudited) and that of Nikko Beans was 442.0% (unaudited).

16. Segment Information

(1) Industry Segment

Industry segment information for the year ended March 31, 2005 is not disclosed because operating revenue, operating income and assets related to securities brokerage and securities-related services all account for more than 90% of the Company's consolidated operating revenue, operating income and consolidated assets, respectively.

(2) Geographic Segment

Geographic segment information for the year ended March 31, 2005 is not disclosed because there is no consolidated overseas subsidiary or overseas branch office.

(3) Overseas Sales

Information for overseas sales for the year ended March 31, 2005 is not disclosed because overseas sales is less than 10% of the Company's consolidated operating revenue.

17. Commission Revenues

Details of commission revenues for the year ended March 31, 2005 are as follows:

	Millions of Yen	Thousands of U.S. dollars
Brokerage:		
Equity securities	¥ 15,276	$ 142,221
Bonds	0	0
Investment trust	44	410
Others	43	400
Underwriting and distribution:		
Equity securities	260	2,421
Subscription and distribution:		
Equity securities	32	298
Bonds	15	140
Investment trust	247	2,300
Other commissions:		
Equity securities	253	2,355
Bonds	0	0
Investment trust	223	2,076
Others	1,538	14,319
	¥ 17,931	**$ 166,940**

18. Financial Income and Financial Expenses

Details of financial income for the year ended March 31, 2005 are as follows:

	Millions of Yen	Thousands of U.S. dollars
Income from margin transactions	¥ 3,136	$ 29,197
Income from securities lending	166	1,545
Received dividends	141	1,313
Received interest on bonds	5	46
Interest income	10	93
	¥ 3,458	**$ 32,194**

Details of financial expenses for the year ended March 31, 2005 are as follows:

	Millions of Yen	Thousands of U.S. dollars
Expenses for margin transaction	¥ 650	$ 6,052
Expenses for securities lending	255	2,374
Interest paid	121	1,126
	¥ 1,026	**$ 9,552**

19. Selling, General and Administrative Expenses

Major components of selling, general and administrative expenses for the year ended March 31, 2005 are as follows:

	Millions of Yen	Thousands of U.S. dollars
Commissions paid	¥ 807	$ 7,513
Exchange and association dues	517	4,813
Communication, freight and information expense	1,707	15,892
Advertising expenses	500	4,655
Directors' compensation	149	1,387
Employees' salaries	1,227	11,424
Provision for accrued employees' bonuses	159	1,480
Severance and retirement benefit expenses	37	344
Equipment rental and maintenance	1,377	12,820
Outsourcing expenses	3,518	32,753
Provision for allowance for doubtful receivables	177	1,648
Amortization of goodwill	71	661
Other operating expenses	1,178	10,969
	¥ 11,424	**$ 106,359**

20. Subsequent Events

The following appropriation of retained earnings at March 31, 2005 was approved at the annual meeting of shareholders held on June 25, 2005.

	Millions of Yen	Thousands of U.S. dollars
Unappropriated retained earnings	**¥ 1,593**	**$ 14,831**
Appropriations:		
Year-end cash dividends	1,172	10,911
Directors' bonuses	47	438
Retained earnings carried forward	**¥ 374**	**$ 3,482**

KPMG

To the Shareholders and Board of Directors of Monex Beans Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Monex Beans Holdings, Inc. (a Japanese corporation) and consolidated subsidiaries as of March 31, 2005, and the related consolidated statement of income, shareholders' equity and cash flows for the year then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Monex Beans Holdings, Inc. and subsidiaries as of March 31, 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2005 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
June 25, 2005

KPMG AZSA & Co., an audit corporation incorporated under the Japanese Certified Public Accountants Law, is the Japan member firm of KPMG International, a Swiss cooperative.

History

	Monex, Inc.	Nikko Beans, Inc.
1999	April: Monex, Inc. ("Kabushiki Kaisha Monex") (Capital: ¥50 million) was founded. The objective on the Articles of Incorporation included the business of acquiring and managing negotiable securities.	May: Nikko Online Securities, Inc. is founded with ¥2,500 million in capital, in Chuo-ku, Tokyo.
	June: Increased capital to ¥200 million by issuing new shares to third parties. The Company's objective on the Articles of Incorporation was changed to securities trading, etc., and the Japanese business name was changed to "Monex Shoken Kabushiki Kaisha." (English name was unchanged).	June: Name was changed to Nikko Beans, Inc.
		August: Became a registered securities company.
	August: Increased capital to ¥1,165 million through a new share issue to third parties. Became a member of the Japan Securities Dealers Association and started operations as a securities company.	October: Entered the brokerage and intermediary business, offering securities transactions via the Internet and by telephone. Increased capital to ¥10,000 million through a private placement.
	October: Entered an online brokerage and agency business, offering securities transactions via the Internet and telephone.	
2000	February: Increased capital to ¥3,550 million through a new share issue to third parties.	March: Began brokerage services in sale of IPO's shares and agency trading. Began accepting applications for corporate accounts and began engaging in the advertising business.
	March: Customer accounts topped 50,000.	April: Began a cumulative purchase service for mutual funds.
	April: Became a member of the Tokyo Stock Exchange.	
	August: Shares are listed on the Tokyo Stock Exchange "Mothers" Market. Public offering increased capital to ¥6,101.26 million. Total shares issued reached 1,434,416.	
	November: Customer accounts topped 100,000.	
	December: Entered an alliance with Credit Saison Co., Ltd.	December: Increased capital to ¥12,070 million through a private placement, with issuance of 23,000 new shares (¥4,140 million).
2001	January: Launched "Monex Nighter," Japan's first proprietary trading system for individual investors.	March: Merged with Internet Securities Trading, Inc., issuing 2,400 new shares (¥432 million) and increasing capital to ¥12,286 million.
	April: Exchange of shares results in Saison Securities Co., Ltd.'s becoming a wholly owned subsidiary. Total shares issued reached 1,505,977.	
	June: Absorbed and merged with Saison Securities Co., Ltd.	August: Began offering margin trading on the Internet (Net Margin).
	August: Began issuing the Monex <<Saison>> Card.	
	October: Reciprocal use of post office ATMs with Monex <<Saison>> Cards began.	
2002	January: Moved headquarters to 1-11-1, Marunouchi, Chiyoda-ku, Tokyo	
	June: Customer accounts topped 200,000.	
	November: Became a member of the Osaka Securities Exchange.	
2003	January: Launched a margin trading service.	February: Launched a forex exchange service (Beans FX).
	April: Launched a foreign exchange margin trading service.	
	June: Launched trading in foreign currency denominated bonds.	December: Effected a capital reduction (uncompensated), reducing capital by ¥4,886 million to a total of ¥7,400 million.
2004	March: Reached agreement to merge with Nikko Beans, Inc.	February: Launched a commodity futures trading service (Beans CX)
		March: Reached an agreement to merge with Monex, Inc.
		April: Became a trading participant on the Tokyo, Osaka, and Nagoya stock exchanges.
		May: Customer accounts topped 100,000.
		June: Issued 1,000 new shares through exercise of stock acquisition rights and increased capital to ¥7,425 million.

August Founded Monex Beans Holdings, Inc.

October (Nikko Beans, Inc.): Launched negotiable, open-ended margin trading service.

October: Founded Monex Alternative Investments, Inc., with ¥40 million in capital.
Founded Monex Capital Partners I, Inc., with ¥10 million in capital.

December (Monex, Inc.): Launched Credit Saison securities intermediary service.

2005

May Monex Beans, Inc. formed by the merger of Monex, Inc. and Nikko Beans, Inc.

May: Achieved an account opening introduction alliance with IY Bank.
Entered an online securities intermediary alliance with Mizuho Bank.
Began handling Chinese equities.

June: Became first online brokerage to win sole lead manager position in an IPO.
Achieved an account opening introduction alliance with Japan Net Bank, Limited.

July: Opened the Monex Lounge@Ginza, a communication space in the Sony Building, at Ginza, Tokyo.
Agreement reached with IY Bank for use of its ATMs.

Shareholder Information As of March 31, 2005

Common Stock

Issued : 2,344,687
Number of Shareholders : 38,413

Major Shareholders

Name of Shareholder	Number of shares	Percentage of Shareholdings
Nikko Cordial Corporation	699,419	29.83%
Sony Corporation	470,400	20.06%
Oki Matsumoto	300,000	12.79%
Mizuho Securities Co., Ltd.	70,440	3.00%
Recruit Co., Ltd.	57,200	2.43%
Internet Initiative Japan Inc.	57,035	2.43%
The Master Trust Bank of Japan, Ltd.	37,221	1.58%
Credit Saison Co., Ltd.	37,122	1.58%
Goldman Sachs and Company Regular Account	35,315	1.50%
Kyoko Kudo	34,558	1.47%

Notes
1. The Nikko Cordial Corporation shareholdings include 229,403 shares held in a trust account of Japan Trustee Services Bank, Ltd.
2. Of the shares held by The Master Trust Bank of Japan, Ltd. (trust account), 37,221 shares are involved in trust operations.

Outline of Group Companies

Monex Beans Holdings, Inc.

Founded: August 2004
Representative: Oki Matsumoto
Head Office:
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan
URL: http://www.monexbeans.net/


Monex Beans

Monex Beans, Inc.

Founded: May 1999
Representative: Oki Matsumoto
Capital: 7,425 million yen
Description of Business:
Securities Business, Accompanying Business, Other Sevices
Head Office:
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan
URL: http://www.monex.co.jp/
Kanto Regional Financial Bureau Cert. No. 153



4th Floor of Ginza Sony Building
Monex Lounge@Ginza Opened July 2005

Monex Alternative Investments, Inc.

Founded: October 2004
Representative: Shinobu Naito
Capital: 40 million yen
Description of Business:
Asset Management including fund selection advisory
Head Office:
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan
Certificate, Chief of Kanto Regional Financial Bureau No. 1370

Monex Capital Partners I, Inc.

Founded: October 2004
Representative: Shinobu Naito
Capital: 10 million yen
Description of Business:
Gate Keeper of Fund of Funds
Head Office:
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan



MBH | Monex Beans Holdings, Inc.

Pacific Century Place Marunouchi 19F, 1-11-1, Marunouchi, Chiyoda-ku, Tokyo 100-6219, Japan
TEL : +81-3-6212-3750
http://www.monexbeans.net/
E-mail: ir@monex.co.jp